Press Release

OnSource Announces Extension of Merger Agreement with Osmotics Pharma, Inc.

Osmotics Pharma's Shareholder Meeting Scheduled for May 10, 2005

OnSource Successfully Completes $2.2 Million Private Placement

BOULDER, Colo., May 2, 2005, OnSource Corporation ("OnSource") (OTCBB:OSCE) today announced that it has entered into an Amendment to the definitive agreement to merge (the "Merger Agreement") with Osmotics Pharma, Inc. ("OPI", extending the closing date of the proposed Merger to May 10, 2005. The extension was required to permit the finalization of the disclosure documents needed to complete the transaction.

OPI has now scheduled its special meeting of shareholders to vote on the Merger for May 10, 2005. OPI parent corporation, Osmotics Corporation, owns approximately 98% of the outstanding voting securities of OPI and has indicated its intention to vote in favor of the Merger. As a result, OPI shareholder approval of the Merger is assured.

Closing of the Merger is planned for immediately following the OPI shareholder meeting on May 10, 2005.

OnSource also announced that it has completed its private offering of convertible debentures and warrants, having raised gross proceeds of approximately $2.2 million. The proceeds of the offering will be used to provide working capital to OPI.

About OPI's Two Platform Technologies.

OPI holds exclusive intellectual property rights to two platform technologies for prescription products: (1) "Barrier Repair" technology, developed by Dr. Peter M. Elias, who currently serves as OPI's Chief Scientific Officer and in-licensed from the Regents of the University of California; and (2) Cationic Steroid technology ("CSA"), developed by Professor Paul B. Savage of BYU and in-licensed from BYU.

Our Barrier Repair Technology (US Patent 5,643,899) is based on the discovery that the lack of a competent skin barrier function plays an important role in various skin diseases including atopic dermatitis (eczema), allergic contact dermatitis and ichthyosis and that the restoration of the skin's barrier by topically applying epidermal lipids is able to significantly improve the dry skin and itching that characterizes these conditions. Atopic dermatitis, a red, scaly and itchy skin disease, is the leading skin disease of childhood. New therapies for atopic dermatitis are of special importance given the recent concerns raised over the potential adverse side effects associated with Protopic and Elidel, two popular eczema creams that the FDA recently instructed to add 'black box" warnings to their labels regarding potential risk of the development of cancer from use of those immunosuppressive therapies. OPI's Epiceram is steroid-free and does not contain any immunosuppressant drugs

Our CSAs act as potent antibiotics against gram-negative and gram-positive bacteria, and can be used alone or with conventional antibiotics. Extensive in vitro testing has shown that CSAs are highly effective at very low concentrations against multi-drug resistant strains of Pseudomonas aeruginosa, Salmonella and other potentially lethal bacteria such as methicillin resistant staph aureus (MRSA).and vancomycin resistant staph aurues (VRSA). The technology is covered by two U.S. patents (6,350,738 and 6,486,148) and has been the subject of more than 10 peer-reviewed journal articles.

Most antibiotics target specific bacterial enzymes to inhibit bacterial growth. Enzymes are proteins that control the chemical reactions necessary to sustain life. Over time, bacteria can mutate their enzymatic pathways and become resistant to enzyme-targeting antibiotics. The CSAs are modeled after the body's defense system, which includes antimicrobial peptides, antibiotics that destroy bacteria by targeting and destroying their membranes instead of enzymatic pathways.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements, including but not limited to the following: the ability of OnSource to raise additional capital in order to finance its planned pharmaceutical activities, OPI receiving the necessary approvals for its products from the FDA, successful clinical trials of OPI's planned products, the ability of OPI to commercialize its planned products, market acceptance of OPI's planned products, and OPI's ability to successfully compete in the marketplace. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation by the company or any other person that the objectives and plans of the company will be achieved. For further information, please see the company's filings with the SEC, including its Forms 10-KSB, 10-QSB and 8-K. The company assumes no obligation to update it forward-looking statements to reflect actual results or changes in factors affecting such forward-looking statements.

CONTACT:
OnSource Corporation
Frank Jennings
CEO
303-527-2903

Or

Osmotics Pharma, Inc.
Steven S. Porter
CEO
(303) 534-1800